September ___, 2007

VIA EDGAR TRANSMISSION

Mr. Jim O’Connor
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-1004

Re:	Trust for Professional Managers (the “Trust”)
File Nos.: 333-62298, 811-10401

Dear Mr. O’Connor:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your oral comments and suggestions of August 31, 2007, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 58 to its registration statement.  PEA No. 58 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on July 13, 2007, for the purpose of adding one new series to the Trust: the Ascentia Alternative Strategies Fund (the “Fund”).

In addition to responses to your comments, this amendment also includes certain non-material changes as appropriate.  For your convenience your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither the Fund nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

RESPONSES TO ORAL COMMENTS DATED AUGUST 31, 2007

Prospectus (Principal Investment Strategy)

1.
With respect to the statement “The Adviser has developed specialized strategies that are designed to be used as risk management overlays for successful long-only strategies,” please add disclosure to state specifically what these strategies are.

The Trust responds by deleting this statement from the Prospectus.

2.
We note that the Fund may invest up to 50% of its assets in foreign securities, including securities in emerging markets.  We further note the “Foreign Securities and Currency” risk disclosure states that the Fund may invest up to 50% of its assets in emerging markets.  Please revise each applicable disclosure to clarify whether the 50% investment limit for emerging market securities is in addition to, or is a portion of, the Fund’s 50% investment limit for all foreign securities.

The Trust responds by revising the applicable disclosure to read as follows:

“The Fund may have up to 50% of its assets invested in foreign securities, including, but not limited to, American depositary receipts (“ADRs”) and securities in emerging markets.”

The Trust responds further by revising the applicable risk disclosure as follows:

“In addition to developed markets, the Fund’s investments in foreign securities may include investments of securities of companies in emerging markets, which are markets of countries in the initial stages of industrialization and that generally have low per capita income.

3.
With respect to the disclosure regarding the Fund’s investments in futures contracts, options on futures contracts and “other financial instruments such as options on securities and stock index options,” we suggest that the disclosure be revised to state that the Fund may invest up to 25% of its assets in derivative securities of any kind.

The Trust responds by revising the applicable disclosure to state that up to 25% of the Fund’s net assets may be invested in “derivative securities of any kind.”

4.
In connection with the disclosure stating that the Fund may use investments to produced “leveraged” investment results, please add a specific leverage risk disclosure to the “Principal Risks” section of the prospectus.

The Trust responds by adding the following disclosure to the “Principal Risks” section of the prospectus:

Leverage Risk. The Fund may engage in transactions that give rise to leverage, including, without limitation, transactions involving derivatives, in which adverse changes in the value or level of the underlying asset, reference rate or index can result in a loss substantially greater than the amount invested in the derivative itself.  The Adviser and the sub-advisers will mitigate leverage risk by segregating liquid assets or otherwise covering transactions that may give rise to leverage risk.  The use of leverage may cause the Fund to liquidate portfolio positions when it may not be advantageous to do so to satisfy its obligations or to meet segregation requirements.  Leverage, including borrowing, may cause the Fund to be more volatile than if it had not been leveraged because leverage tends to exaggerate the effect of any increase or decrease in the value of the Fund's portfolio securities.

5.
With respect to the disclosure regarding the Fund’s investments in ETFs (specifically, the statement that the Fund may invest up to 100% of its assets among shares of ETFs), as well as the “Other Investment Companies” risk disclosure, please revise to clarify whether the Fund may be relying on any exemptive orders for the purpose of investing in shares of other investment companies, including ETFs, beyond the limits of the 1940 Act.

The Trust responds by stating supplementally that the Fund will not invest in ETFs (or other investment companies) beyond the limits of the 1940 Act.

6.
With respect to the “Convertible Arbitrage Strategy”, please revise the statement that “the correlation of price movements between the convertible and its underlying equity can be statistically quantified” to clarify that this is a conditional possibility, rather than a matter of fact.

The Trust responds by revising this section of the Prospectus to read, in part, as follows:

“Since all convertibles are exchangeable into a fixed number of shares of common stock, the Adviser may be able to statistically quantify correlation of price movements between the convertible and its underlying equity.”

7.
With respect to the “International Hedging Strategy”, we note that the current disclosure more accurately represents a long international strategy than a true hedging strategy.  Please either revise the disclosure to clearly describe a hedging strategy, or revise the name of the strategy to indicate that it is a long international strategy.

The Trust responds by adding the following language to the disclosure regarding the International Hedging Strategy:

“An overlay strategy has been designed by the Adviser that works with the international hedging strategy by monitoring and periodically eliminating the primary market exposure of the international hedging strategy.  When the primary market exposure is unfavorable, as determined systematically by the overlay strategy, the Adviser will purchase protective put options equal in aggregate market exposure to the international hedging strategy.  This hedge overlay strategy is designed to be run as a compliment to the underlying international hedging strategy, and be used only during adverse market periods to preserve capital by generally eliminating (hedge) market risk (beta) of the international hedging strategy.”

8.
With respect to the “Long/Short Equity Strategy”, please revise the disclosure that reads “…thus achieving absolute positive returns and less risk than the overall market” to clarify that the Adviser will attempt to achieve these results, but that they are not guaranteed.

The Trust responds by revising this section of the Prospectus, in part, to read as follows:

“The goal of the Long/Short strategy is generally to invest in undervalued stocks and to sell short overvalued stocks, in an attempt to achieve absolute positive returns with less risk than the overall market.”

9.
With respect to the “Futures Strategy”, we note that this strategy appears to be more of a general derivatives strategy than a futures-only strategy.  Please revise to clarify the specific scope of this strategy.

The Trust responds by revising this section of the Prospectus to read as follows:

“Futures Strategy.  The futures strategy consists of investments in the seventeen commodities that comprise the Continuous Commodity Index (“CCI”), an exchange traded product listed on the New York Board of Trade (“NYBOT”).  The CCI is comprised of Metals (Gold, Silver, Platinum, Copper), Energies (Crude Oil, Heating Oil, Natural Gas), Meats (Live Cattle, Lean Hogs), Grains (Corn, Wheat, Soybeans), and Softs (Sugar, Coffee, Cocoa, Cotton, Frozen Orange Juice).  The CCI is an equally weighted geometric commodity index, meaning that the value of each of the seventeen underlying commodities is equal.  The futures strategy will seek to replicate the CCI by investing in futures contracts for the underlying commodities that comprise the CCI, representing all seventeen of the underlying commodities of the CCI.  The purchase of futures contracts in each of the underlying commodities will result in the Fund having a long position in each of the seventeen commodities comprising the CCI.  Since the underlying commodities in the CCI fluctuate, the sub-adviser will rebalance the portion of the Fund’s portfolio managed using the futures strategy to continue the replication of the CCI.  As the CCI fluctuates, the sub-adviser will utilize its proprietary trading system to rebalance the Fund’s commodity positions so that holdings will always have the same proportion of the underlying commodities as the CCI.”

Prospectus (Principal Risks of Investing in the Fund)

10.	Please consider whether Preferred Stock Risk is an appropriate principal risk for this Fund.

The Fund responds by removing the applicable disclosure.

11.           Please add a Tax Risk to this section.

The Trust responds by adding this risk to this section of the Prospectus to read as follows:

Tax Risk.  The Fund's short sales and transactions in options, futures contracts, hedging transactions, forward contracts and swap contracts will be subject to special tax rules (including mark-to-market, constructive sale, wash sale and short sale rules) the effect of which may be to accelerate income to the Fund, defer losses to the Fund, cause adjustments in the holding periods of the Fund's securities, convert long-term capital gains into short-term capital gains or convert short-term capital losses into long-term capital losses.  These rules could, therefore, affect the amount, timing and character of distributions to the Fund's shareholders.  The Fund's use of such transactions may result in the Fund realizing more short-term capital gains (subject to tax at ordinary income tax rates) and ordinary income subject to tax at ordinary income tax rates than it would if it did not engage in such transactions.

12.
With respect to disclosure that the Fund may invest up to 100% of its net assets in short positions, please confirm whether this statement is accurate.  If not, please revise.  Please also provide a supplemental statement as to whether the  Fund’s Board of Trustees has considered the risks of the Fund’s short sales strategy, including the Fund’s ability to meet redemptions or meet other regulatory requirements to ensure the Fund’s compliance with regulatory requirements in the best interest of shareholders (as contemplated by Investment Company Act Release No. 10-666).

The Trust responds by confirming that the Fund may invest up to 100% of its net assets in short positions.

The Trust responds further by stating supplementally that the Board of Trustees has considered the Fund’s short sales strategy and its attendant risks and has determined that the strategy does not impair the Fund’s ability to meet redemptions or meet other regulatory requirements.  The Board has adopted policies and procedures, and regularly reviews the adequacy of those policies and procedures, to ensure that the Fund’s short positions are continuously monitored, comply with regulatory requirements and are in the best interests of the Fund’s shareholders.

13.	With respect to the “High Portfolio Turnover Rate Risk” disclosure, please revise to indicate that the Fund’s portfolio turnover rate may be as high as 200%.

The Trust responds by making the requested revision.

Prospectus (Management of the Fund)

14.	With respect to the Sub-Adviser disclosure for REX Capital, please confirm that the current number for the firm’s assets under management is correct.

The Trust responds by confirming that the current assets under management for REX Capital is correct.

15.	With respect to the portfolio manager disclosure for Adagio Capital Management, LLC, please add disclosure to explain what the Whittier Trust is.

The Trust responds by revising the applicable disclosure to read, in part, as follows:

“…Mr. Holmes was a portfolio manager for the Whittier Trust Company, an independent investment management company, from 1995 to 2000.”

16.	In the portfolio managers section for Dekker Capital Management, LLC, please clarify what is meant by an “independent long/short equity trader.”

The Trust responds by stating supplementally that the Fund has determined not to use Dekker Capital Management, LLC as a sub-adviser, and has accordingly removed all disclosure related to this firm.

Prospectus (Distributions and Taxes)

17.
With respect the Tax Consequences section, please add disclosure to the effect that due to the nature of the Fund’s investment strategies and the expected high portfolio turnover rate, distributions may likely be short-term capital gains taxed at ordinary income rates.

The Trust responds by adding the following disclosure to this section:

“Due to the nature of the Fund’s investment strategies and expected high portfolio turnover rate, as discussed in this Prospectus, distributions of the Fund’s net investment income may likely be short-term capital gains that are taxable at ordinary income rates (as high as 35%).”

I trust that the above responses adequately address your comments.  If you have any additional questions or require further information, please contact me by telephone at (414) 765-5384 or by facsimile at 1-866-535-4586.

Sincerely,

Rachel A. Spearo
for TRUST FOR PROFESSIONAL MANAGERS

cc:           Carol Gehl, Godfrey & Kahn, S.C.